Filed by Applied Materials, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Applied Materials, Inc.; Tokyo Electron Limited

Commission File No.: 000-06920

Date: September 24, 2013

# CREATING A
# NEW GLOBAL INNOVATOR

APPLIED MATERIALS®

TEL TOKYO ELECTRON

Safe Harbor Statement
This presentation will include forward-looking statements, which are all statements other than those of historical fact, including those related to the proposed combination of Applied and Tokyo Electron and the expected benefits of the combination.
All forward-looking statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Information concerning these risks and uncertainties are contained in today’s press release,
Applied’s current reports on Form 8-K and the party’s other filings with the Securities and Exchange Commission. Neither Applied nor Tokyo
Electron undertakes any obligation to update the information presented.

Creating a New Global Innovator

All stock transaction
with new company
valued at approximately $29B
4
Applied Materials and Tokyo Electron combining
in a merger of equals
Creates value for customers and shareholders
and great opportunities for our employees
Today’s Announcement
Creates a new global innovator in
Precision Materials Engineering
and
Patterning

| | APPLIED MATERIALS | TOKYO ELECTRON |
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APPLIED MATERIALS TOKYO ELECTRON

FOUNDED: November, 1967 November, 1963
HEADQUARTERS: Santa Clara, California, USA Tokyo, Japan
EMPLOYEES: ~15,000 worldwide ~12,000 worldwide
PATENTS: ~10,500 issued ~16,000 issued
LTM REVENUE

: $7.2 Billion $5.4 Billion

TECHNOLOGY
EXCELLENCE:
CVD, PVD, Epi, Implant, CMP,
Anneal, Conductor Etch,
Defect Review, Display CVD,
Display PVD
Track, Furnace, Wet Clean,
Dielectric Etch,  ALD,
Wafer Prober, Display Etch,
Display Track
INSTALLED BASE: 33,000 tools 54,000 tools

1. LTM = Last Twelve Months through June 2013 for TEL and July 2013 for Applied
2. TEL revenue of $5.4B assumes average yearly exchange rate of 0.86 JPY / USD

Creating value for Customers,
Employees and Shareholders
Combined portfolio
of strong products
and ability to
invest
in highly
differentiated
products
Opportunities to
enhance services
and field support
Creating value for Customers,
Employees and Shareholders
CUSTOMERS EMPLOYEES
INVESTORS
Expanded career
opportunities
to work at a truly
global company with
vision, resources
and talent to provide
enabling technology
to customers and
shape industries for
decade to come
Mutual commitment
to significantly
improve
profitability
Company structure
enhances ability to
increase cash
returns
to investors

7 Our market environment Forming our new company Addressing our customers’ needs A company built on people and talent Beginning our new journey

8 Our market environment Forming our new company Addressing our customers’ needs A company built on people and talent Beginning our new journey

Advance TECHNOLOGY
Reduce COST
Expand MARKET

INDUSTRY GROWTH DRIVERS

APPLIED MATERIALS
TOKYO ELECTRON

96 YEARS
Combined Experience
of Enabling the Most Exciting Industries on Earth

1 Source: SIA, IC Knowledge LLC
2 Source: Display Search, Nikkei BP, Applied Materials
20,000,000x
reduction in
COST PER TRANSISTOR
in 30 years
1
20x
reduction in
COST PER AREA
in 15 years
2
SEMICONDUCTOR
DISPLAY

Our Market Environment Today

Top 5 customers are >60%
of WFE spending
More inflections in the next
5 years than last 15
New applications and markets
requires cost effective solutions
Faster pace of innovation
everywhere in value chain
Cycles
of
Learning
Cost
Pressures
Market
Concentration
Technology
Complexity

Transistor
Interconnect
Memory
Patterning
Packaging
Display
DRIVING MAJOR
INFLECTIONS
Functions and
features
Battery life
Interface
experience
Form factors
At the right cost
WAR FOR
MOBILITY
ENABLED BY OUR
TECHNOLOGY
Precision
Materials
Engineering
and Patterning
innovation
Device
Performance
and Yield
solutions

COST OF NODE-TO-NODE TRANSITION

APPLIED MATERIALS
TOKYO ELECTRON

GENERATIONAL INCREASES IN NEW MATERIALS
3D memory transition
shifts spending to
Materials Deposition
and Removal
3Xnm  1Xnm  1Ynm  3D NAND
Materials Complexity
is increasing in Logic
THERMAL
&
IMPLANT
CVD ETCH LITHO
Source:  Customer Presentations

130nm 90nm 65nm 45nm 32nm 22nm 3X1X1Y 3D 3X1X1Y 3D 3X1X1Y 3D 3X1X1Y 3D

13 Our market environment Forming our new company Addressing our customers’ needs A company built on people and talent Beginning our new journey

14 Terry Higashi Gary Dickerson Live from Tokyo

Combination
accelerates our
momentum for
profitable
growth
Complementary strengths
provide significant opportunities
to understand and solve
customers’ high-value problems
better, faster and at lower cost
Linking core competencies
enables customers’ new device
architectures through
materials innovation and
cost-effective scaling

A New Global Innovator in
Precision
Materials
Engineering
and
Patterning
Precision films
Precision materials removal
Materials modification
Interface engineering
Scaling engineering
High-k films
Selective Epitaxy
Reflow PVD
Semi-batch ALD
Integrated ALD
Millisecond anneal
Porous low-k films
Multi-patterning
Conformal doping
Co-implants
Film Treatments
Staircase etch
Hard mask films
Metal CMP
OPPORTUNITIES
TO COMBINE COMPLEMENTARY COMPETENCIES FOR CUSTOMERS
Deposition, etch and clean  • No queue time  • No vacuum break

HARC etch
Flowable CVD

HIGH VALUE PROBLEMS

DIFFERENTIATED AND SUSTAINABLE SOLUTIONS

APPLIED MATERIALS. TOKYO ELECTRON

Broad Portfolio
to Address Customers’ Challenges

KEY: TEL, APPLIED
High Speed,
Low Leakage
TRANSISTORS
Low Resistance
and Reliable
INTERCONNECT
3D NAND
Memory
LOW-COST
SCALING
Enabled by Patterning
Anneal
CMP
Conductor Etch
CVD
Epi
Furnace
Implant
PVD
Track
Wet Clean
CMP
CVD
Dielectric Etch
PVD
Wet Clean
Spin -on
Dielectric
ALD
CMP
Conductor Etch
Dielectric Etch
CVD
Furnace
Selective Material
Removal
Wet Clean
ALD
Brightfield
Inspection
CVD
Defect Review
Dielectric Etch
Track
Wet Clean
Field Support, Spare Parts and Device Performance and Yield Services

Combined Expertise in Etch
E-chucks
Chamber
matching
Chemistry
Source Technology
Chamber design
Heaters
Integrated metrology
Best Known Methods
Chemical delivery
Selective
Material Removal
New $1B Opportunity
Dielectric Etch
(Tokyo Electron)
>$1.5B Market
Conductor Etch
(Applied Materials)
>$2.2B Market
1: Source - Dataquest 2012, 2 Source - Applied Analyst Meeting 2013
1
2

19 Our Vision for SEMICONDUCTOR Randhir Thakur

Semiconductor Complementary Competencies
Combination
better positioned to innovate for large, sophisticated customers
Higher velocity of innovation
Broadest product portfolio in both single-wafer and batch systems
Integrated process innovation
for customers
Combined expertise in patterning, transistor, interconnects, advanced memory, packaging
Strength across logic, foundry, memory
Deep relationships with supply chain and materials companies
Higher levels of RD&E
to address device complexity and Inflections
Platform synergies enable more investment in innovative products
Chemistries, coatings, materials and open innovation
Scale and sophistication
in advanced product development
Better service and support
for customers
Global capabilities, reach and responsiveness
Higher employee satisfaction
Learning from each other
Career opportunities from growth, from winning products
Culture of collaboration and teamwork

21 Our Vision for DISPLAY Ali Salehpour

→

- →
- → →
- →
- →
- → →

APPLIED MATERIALS TOKYO ELECTRON

Display Complementary Merger

No Overlap Between Products
AKT: CVD, PVD & Array Test
TEL: Etch, Litho Coater/Developer
Synergy to Solve Customer HVPs
Transistor Level R&D Interface Engineering
Better Support for Customers
Global Reach Responsiveness
Supply Line Synergies
Volume Common Parts
Higher Employee Satisfaction
Tech Collaboration Winning Solutions Career Opportunities

Pass'n
S/D
a-Si
GI
Gate
Glass
ESL
S/D
IGZO
Pass'n
GI
Gate
Glass
PXL
Passivation
S/D
ILD
Gate
Cst
Gate Insulator
TFT

APPLIED MATERIALS
TOKYO ELECTRON

> 300ppi Resolution New Opportunity for Precision Materials Engineering More Process Steps, New Materials, Tighter Dimensions 23 a-Si Transistors LTPS MOx

24 Our market environment Forming our new company Addressing our customers’ needs A company built on people and talent Beginning our new journey

New Company Structure
Headquarters
and
Listings
Dual headquarters in Santa Clara and Tokyo
Dual listing on NASDAQ and Tokyo Stock Exchange
Combine into a new company incorporated in the
Netherlands with new name to be announced
Shared
Leadership
Team
Chairman: Tetsuro Higashi
Vice Chairmen: Mike Splinter and Tetsuo Tsuneishi
CEO: Gary Dickerson
CFO: Bob Halliday
Shared
Governance
Single Board structure with eleven directors
Five Applied Materials nominated directors
Five Tokyo Electron nominated directors
One additional independent director to be
mutually agreed

26 Our market environment Forming our new company Addressing our customers’ needs A company built on people and talent Beginning our new journey

Expanded
Opportunities
for our employees
around the world
Be a part of a company
that will shape industries
Expanded career and
development opportunities
Be a part of the broadest
technical community
in the industry
Learn from each other by
combining best practices
and technologies

28 US 25% REVENUE BY REGION EMPLOYEES BY REGION ASIA 65% 26,000 total EUROPE 10% US 33% JAPAN 34% REST OF ASIA 20% EUROPE 13% Our Global Footprint will Mirror our Customer’s Footprint

29 Our market environment Forming our new company Addressing our customers’ needs A company built on people and talent Beginning our new journey

Extensive Integration Experience

Tried and tested
integration practices
Dual headquarters and
CEO to relocate to Tokyo
Integrated Board of Directors
Combine best practices to
achieve ‘faster, better and at
lower cost’
Process Shared Values
Global perspectives
and cultures
Strong heritage of
customer service and
technical innovation
Strong commitment to
driving improved profitability
Commitment to recruit,
develop and retain industry’s
best and brightest employees

Inside Applied Your Manager
CEO &
Leadership
Videos and Webcasts
HR Business
Partners
Email
Employee Questions
New Website
newglobalinnovator.com
Where You Can Go for More Information

Direct media inquiries to Kevin Winston in Corporate Communications and Public Affairs
Kevin_Winston@amat.com
or +
1-408-235-4498

We will all be part of something historic and very
special in shaping the industry for decades to come

We are creating a new global innovator with
expanded capabilities in precision materials
engineering and patterning
Our Journey starts today….
This will enable us to solve our customers biggest
challenges faster, better and at a lower cost

33 employee_questions@amat.com

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between Applied Materials, Inc. (“Applied Materials”), and Tokyo Electron Limited (“Tokyo Electron”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the persons to be appointed officers and directors of a to-be-formed holding company (“HoldCo”), trends and the future performance of their businesses, the synergies of Applied Materials and Tokyo Electron, and similar things. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by Applied Materials’ and Tokyo Electron’s stockholders; the possibility of litigation (including related to the transaction itself); Applied Materials’ and Tokyo Electron’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies, growth and tax assets from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; Applied Materials’ and Tokyo Electron’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in the Applied Materials’ filings with the Securities & Exchange Commission (the “SEC”). Tokyo Electron’s filings with the Financial Services Agency of Japan and the S-4 registration statement to be filed by HoldCo. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Except as required under applicable law, none of Applied Materials, Tokyo Electron or HoldCo undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in the Netherlands and Japan.

Additional Information and Where to Find It

Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to HoldCo’s ordinary shares to be issued in the Business Combination and a proxy statement of Applied Materials in connection with the Business Combination between Applied Materials and Tokyo Electron. The definitive Registration Statement will contain important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration Statement and other relevant materials (when they become available) and any other documents filed by Applied Materials, HoldCo or Tokyo Electron with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement from Applied Materials or Tokyo Electron by contacting either (1) Investor Relations by mail at Applied Materials, 3050 Bowers

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Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, by telephone at 408-748-5227, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com or (2) Tokyo Electron’s Public Relations Group, by mail at Tokyo Electron, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at 512-424-1757, or by email at telpr@tel.com, or by going to Tokyo Electron’s Investor Relations page on its corporate web site at www.tel.com.

Participants in the Solicitation

Applied Materials, Tokyo Electron, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Applied Materials’ stockholders in connection with the proposed Business Combination. Information about Applied Materials’ directors and executive officers is set forth in Applied Materials’ Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Stockholders, which was filed with the SEC on January 22, 2013, and its Annual Report on Form 10-K for the fiscal year ended October 28, 2012, which was filed with the SEC on December 5, 2012. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from Applied Materials by contacting Investor Relations by mail at Applied Materials, 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration Statement that Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC.

2